Exhibit 99.1

ASX ANNOUNCEMENT

29 February 2012

Genetic Technologies provides Update on U.S. and Australian

Gene Patenting Litigation, Case Law and Legislation

Developments Have No Impact on GTG’s Global Business Operations

Melbourne Australia; 29 February 2012: Genetic Technologies Limited (ASX: GTG, NASDAQ: GENE), wishes to update the Market on its position with respect to U.S. and Australian legislation, litigation and case law regarding gene patenting.

Changes to the status of gene patenting brought about by developments such as Myriad’s gene patent case in the U.S. (which was successfully appealed by Myriad in July 2011) and Australia, and proposed legislation such as the Raising the Bar Bill in Australia have no effect whatsoever on GTG’s commercial operations regardless of the outcomes.

GTG has been providing high efficiency medical testing for private patients in Australia and the Pacific Rim for over eight years, in parallel with government funded laboratories.  Changes to the status of the patentability of genetic and/or biological materials will do nothing to change these practices.  In fact, changes proposed to reimbursement may indeed increase GTG’s ability to service the Australian market in the medium term.

GTG’s foundational non-coding DNA patents, which form the basis of its global patent assertion program, contain no claims to genetic sequences and as such are not affected by recent U.S. and Australian litigation, case law and proposed legislation relating to gene patenting.

Licensing income in the first half of the 2012 financial year is in line with expectations.  Larger settlements tend to occur in the latter stages of a suit.  Licensing revenue recorded for the corresponding period in the 2011 financial year can be explained by the fact that during that period GTG was progressing through the latter stages of the Wisconsin case.  The current Colorado suit was filed in late May 2011 and is only now entering the discovery process.

ENDS

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman	Rudi Michelson (Australia)	Laura Landry (USA)
Chief Executive Officer	Monsoon Communications	BluePrint Life Science Group

Genetic Technologies Limited	+61 3 9620 3333	+1 (415) 375 3340 Ext. 2022
Phone: +61 3 8412 7000

About BREVAGen™

The BREVAGen™ breast cancer risk stratification test is a novel genetic test panel that examines a patient’s DNA to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer. The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, plus factors from a standard clinical assessment based on a patient’s family and personal history, thus giving a clearer picture of an individual woman’s risk of developing breast cancer. The BREVAGen™ test may be especially useful for women predisposed to hormone dependant breast cancer, including those who have undergone breast biopsies, as the test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees and  of 1995.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040